Filed pursuant to Rule 424(b)(3)
Registration No. 333-199129

SUPPLEMENT NO. 4
DATED AUGUST 25, 2015
TO THE PROSPECTUS DATED FEBRUARY 17, 2015
OF INLAND RESIDENTIAL PROPERTIES TRUST, INC.

This Supplement No. 4 supplements, and should be read in conjunction with, the prospectus of Inland Residential Properties Trust, Inc., dated February 17, 2015, as previously supplemented by Supplement No. 1 dated March 13, 2015, Supplement No. 2 dated May 22, 2015 and Supplement No. 3 dated June 8, 2015. Unless otherwise defined in this Supplement No. 4, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Our Portfolio of Real Estate Assets

Probable Investments in Real Estate Assets

Subject to the satisfaction of customary closing conditions, we intend to purchase the following property on the date set forth below (dollar amounts stated in millions, except for per unit amounts):

Property Name	Anticipated Date of Closing		Total Number of Units	Total Square Feet	Approx. Purchase Price to be Paid at Closing	Approx. Annualized Base Rent (1)	Weighted Average Annualized Base Rent per Unit (1)	Weighted Average Remain- ing Lease Term in Years (2)	Financial Occu- pancy (3)	Physical Occu- pancy (4)	Competing Residential Properties (5)

The Haven at Market Square – Frederick, MD	9	/30/2015	206	194,732	$45.8	$3.5	$18,680	0.5	92.5%	92.5%	5,3

(1)	Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases, including any tenant concessions, such as rent abatement or allowances, that may have been granted. Annualized base rent is as of August 13, 2015.
(2)	This represents the weighted average remaining lease term as of August 13, 2015.
(3)	Financial Occupancy is as of August 13, 2015.
(4)	Physical Occupancy is as of August 13, 2015.
(5)	Number of competing apartment complexes located within approximately three and five miles of the property, respectively.

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Description of Real Estate Assets

Probable Investments in Real Estate Assets

The Haven at Market Square. We intend to acquire a fee simple interest in a 194,732 square foot 206-unit apartment community known as The Haven at Market Square, located at 300 Cormorant Place, Frederick, Maryland. Inland Real Estate Acquisitions, Inc., or “IREA,” entered into a purchase agreement to acquire a fee simple interest in the property from The Haven at Market Square, LLC, an unaffiliated third party, for approximately $45.8 million in cash, plus closing costs. If we decide to acquire this property, IREA will assign the contract rights to acquire the property to us or one of our subsidiaries. IREA has not yet assigned this contract to us. Until that time, we have no obligation under the contract between IREA and the seller. If we acquire the property, we intend to fund the purchase without offering proceeds through a mortgage loan secured by the property, in an aggregate principal amount equal to approximately $45.8 million. A portion of the mortgage loan, $9,150,000, would be unconditionally guaranteed for payment and performance by Inland Real Estate Investment Corporation, or “IREIC,” our sponsor. We would not pay any fees or other consideration to IREIC for this guarantee. We would pay our business manager an acquisition fee equal to 1.5% of the contract purchase price, or approximately $0.7 million.

The mortgage loan would be secured by the property. The mortgage loan would require monthly payments of interest only and it would bear interest at a fixed rate equal to 3.95%. The term of the mortgage loan would be for one year. The loan would be able to be prepaid in full or in part, at any time, and would not be subject to any pre-payment premium. Provided no principal payments were made during the term of the loan, approximately $45.8 million would be due and payable at the maturity date. Upon maturity or at the Company’s request, the lender would provide a new seven year non-recourse mortgage loan, provided the loan to value does not exceed 60%. The new mortgage loan would require monthly payments of interest only during years one through five and monthly payments of principal and interest based upon a 30 year amortization schedule during years six and seven. The new mortgage loan would bear interest at a fixed rate equal to 3.79%. However, there can be no assurance we will obtain a loan on these specific terms.

Among the items we are considering in determining to pursue acquiring The Haven at Market Square include, but are not limited to, the following:

•	The Haven at Market Square is part of the residential portion of Market Square at Frederick, which features 179,350 square feet of retail anchored by Home Goods, Pier 1 Imports and PetSmart;
•	Clemson Corner borders the development and offers 400,000 square feet of retail, making the property the only apartment community within walking distance to Wegmans; and
•	The Technology Corridor, also known as DNA Alley, runs 35 miles from Frederick to Bethesda.

The property was constructed in 2014. As of August 13, 2015, no tenant occupied 10% or more of the rentable square footage.

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As of August 13, 2015, based on information provided by the seller, this property was 92.5% occupied, with approximately 190 residential units leased. Based on information provided by the seller, 64 leases expire during 2015 and 126 leases expire during 2016. The following table sets forth certain information with respect to the expiration of leases currently in place at the property:

Year Ending December 31(1)	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases(2)
2015	64	58,710	1,168,776	33%
2016	126	121,480	2,380,500	67%
(1) All of the current leases expire in either 2015 or 2016.
(2) This percentage assumes that expiring leases are not renewed in each subsequent year.

The table below sets forth certain historical information with respect to the occupancy rate at the property, expressed as a percentage of total gross leasable area, and the average effective annual base rent per unit.

Year Ending December 31(1)	Occupancy Rate as of December 31	Average Effective Annual Rental Per Unit ($)
2014	81.6%	$18,530
(1) The first year of occupancy was 2014.

We believe that the property is suitable for its purpose and would be adequately covered by insurance. If we acquire the property, we do not intend to make significant renovations or improvements in the foreseeable future. As of August 13, 2015, there were five and three competitive apartment complexes located within approximately three and five miles of the property, respectively. As of August 13, 2015, within a five mile radius of the property the population was over 106,000 and the average household income within the same radius was over $89,900 per year. The Haven at Market Square is part of the residential portion of Market Square at Frederick, within twenty minutes of the I-270 Corridor and situated equidistant from Washington, DC and Baltimore, and competes with at least eight other apartment complexes in its submarket for tenants.

Real estate taxes assessed for the most recent fiscal year were approximately $351,000. The amount of real estate taxes assessed was equal to the property’s assessed value multiplied by an average tax rate of 1.78%. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and improvements based upon estimated useful lives of 40 years and furniture, fixtures, equipment and site improvements for 5 to 20 years.

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